Exhibit 21.1

Subsidiaries of Associated Capital Group, Inc.

The following table lists the direct and indirect subsidiaries of Associated Capital Group, Inc. (the “Company”), except those subsidiaries when considered in the aggregate would not constitute a “significant subsidiary” as defined in the rules promulgated under the Securities Act. In accordance with Item 601 (21) of Regulation S-K, the omitted subsidiaries considered in the aggregate as a single subsidiary would not constitute a “significant subsidiary” as defined under Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation or Organization
Gabelli & Company Investment Advisers, Inc.	Delaware
(100%-owned by the Company)
Gabelli & Partners, LLC	Delaware
(100%-owned by Gabelli & Company Investment Advisers, Inc.)